UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On September 19, 2025, Fitell Corporation, a Cayman Islands company (the “Company”), entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer from time to time an aggregate of up to $100 million in newly issued senior secured convertible notes of the Company (the “Notes”) in two series: (i) Series A Senior Secured Convertible notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”); and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes” and together with the Series A Notes, the “Notes”), to be issued and sold in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Transaction”).

Upon the terms and conditions set forth in the Purchase Agreement, on September 23, 2025, we issued and sold to the Buyer a Series A Note in the aggregate original principal amount of $11 million, which will be due on September 23, 2027, for an aggregate purchase price of $10,780,000 (the “Initial Closing”). Upon the terms and conditions set forth in the Purchase Agreement, we expect to issue in a second closing a Series A Note in the aggregate original principal amount of $4 million (the “Second Closing”) upon the earlier of (i) the date the Company receives written confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirements as set as forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and (ii) the date the Company receives written confirmation from Nasdaq that Nasdaq has granted the Company a 180-day extension to regain compliance with the Minimum Bid Price Requirement. Upon thirty Trading Days (as defined in the Purchase Agreement) after the Second Closing and subject to certain conditions, the Company has the option to request that the Buyer purchase additional Notes (the “Company’s Option Closing”), and the Buyer has the option to cause the Company to sell additional Notes (the “Buyer’s Option Closing”), provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $85 million in the aggregate. The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use (i) at least $10 million of the net proceeds from the Initial Closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes, (ii) the net proceeds from the Second Closing for working capital and general corporate purposes, and (iii) at least 70% of the net proceeds from any additional closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes as set forth in the Purchase Agreement.

Interest will be payable monthly under the Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”) with the first Interest Date being November 1, 2025. Interest will be payable on each Interest Date, in Ordinary Shares (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Notes) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Initial Note contains, and each additional Note will contain, customary Events of Default (as defined in the Notes) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Initial Note ranks, and all other Notes will rank, senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the domestic subsidiaries and the cryptocurrency purchased with the net proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”) also entered into between the parties on September 19, 2025. The Initial Note will be due on September 23, 2027 and any other Notes issued will be due on the two-year anniversary of the date of issuance unless earlier converted or repaid.

The Initial Note is, and all other Notes will be, immediately convertible into our Class A ordinary shares (such shares, the “Conversion Shares”), par value $0.0001 per share (the “Ordinary Shares”), at the option of the Buyer. The number of Conversion Shares issuable upon conversion of a Note shall be determined by dividing (x) the Conversion Amount by the lower of: (y) the Conversion Price and (z) the Market Price (as such terms are defined in the Notes). At the option of the holder, at any time on or after the issuance date, the holder may convert) (an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of the Notes into Ordinary Shares (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price, as such terms are defined in the Notes.

A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

In connection with entering into the Purchase Agreement, the Company and Buyer also entered into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Company agreed to register for resale the Ordinary Shares that are issuable upon conversion of the Series B Notes. If the registration statement covering the resale of the Series B Conversion Shares is not filed or declared effective by certain dates as set forth in the RRA, the Company will be required to pay the Buyer certain amounts as liquidated damages.

The offer and sale to the Buyer of the Series A Notes, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series A Notes, was made and will be pursuant to the Shelf Registration Statement, which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 5, 2025. A prospectus supplement relating to the Series A Notes and related Ordinary Shares has been filed with the SEC.

The offer and sale to the Buyer of the Series B Notes, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series B Notes, will be made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Rodman & Renshaw LLC (the “Placement Agent”) acted as the sole placement agent in connection with the offering of the Notes. At each closing, the Company has agreed to (i) pay the Placement Agent a cash fee equal to 4.0% of the cash proceeds received by the Company from such closing, after deducting solely the proceeds allocated to acquire cryptocurrency pursuant to Section 4(d) the Purchase Agreement, (ii) issue to the Placement Agent Ordinary Shares (the “Placement Agent Shares”), with the market value (based on the closing price prior to the date of the issuance of such Ordinary Shares) equal to 2.0% of the cash proceeds received by the Company from a Closing allocated to acquire cryptocurrency pursuant to Section 4(d) of the Purchase Agreement, (iii) reimburse the Placement Agent for fees and expenses of legal counsel and other out-of-pocket expenses in the amount of $45,000 and (iv) pay the Placement Agent’s closing costs, which shall also include the reimbursement of the out-of-pocket costs of the escrow agent or clearing agent, as applicable, which closing costs shall not exceed $15,950.

The Company has also agreed to file a Registration Statement on Form F-3 to register the resale of the Placement Agent Shares as soon as practicable, but in any case by the earlier of: (i) November 30, 2025 and (ii) the date of the filing of the Registration Statement (as defined in the Purchase Agreement) for the Series B Conversion Shares, which Placement Agent Shares shall be included in such Registration Statement.

In addition, on September 19, 2025, the Company’s officers and directors entered into lock-up agreements with the Company, pursuant to which such officers and directors agreed to a lock-up period of 180 days following the Initial Closing, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreement, Series A Note, Series B Note, Security Agreement and RRA are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Series A Note, form of Series B Note, form of Security Agreement and form of RRA, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 respectively, hereto and are incorporated herein by reference.

The legal opinions of Ogier and Han Kun Law Offices LLP relating to the Series A Conversion Shares and the Series A Notes are filed herewith as Exhibits 5.1 and 5.2, respectively.

Nasdaq Minimum Bid Price Requirement

As previously disclosed on April 3, 2025, the Company received a notification from the Listing Qualifications Department of the Nasdaq notifying the Company that the minimum bid price of the Ordinary Shares had been below US$1.00 per share for a period of 30 consecutive business days and that therefore the Company did not comply with the Minimum Bid Price Requirement. The Company was granted 180 calendar days until September 29, 2025 to regain compliance with the Minimum Bid Price Requirement.

On September 18, 2025, the Company announced the implementation of share consolidation of the Company’s outstanding Ordinary Shares at a ratio of 1-for-16, with a post-share consolidation par value of $0.0016, to be effective as of the market opening on September 23, 2025. The Share Consolidation is being implemented, in part, to ensure the Company meets the Minimum Bid Price Requirement. The Company will continue to monitor the closing bid price of the Ordinary Shares and seek to regain compliance with the Minimum Bid Price Requirement.

Press Release.

On September 23, 2025, the Company issued a press release announcing the launch of its Solana treasury strategy and its entry into the Purchase Agreement to support such strategy. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Shelf Registration Statement on Form F-3 (File No. 333-284232) and the prospectus included therein and any prospectus supplements or amendments thereto.

Exhibit No.	Description
5.1	Opinion of Ogier
5.2	Opinion of Han Kun Law Offices LLP
10.1	Form of Securities Purchase Agreement dated September 19, 2025.
10.2	Form of Series A Note.
10.3	Form of Series B Note.
10.4	Form of Pledge and Security Agreement dated September 19, 2025.
10.5	Form of Registration Rights Agreement dated September 19, 2025.
23.1	Consent of Ogier (set forth in Exhibit 5.1)
23.2	Consent of Han Kun Law Offices LLP (set forth in Exhibit 5.2)
99.1	Press release dated September 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)